UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

2 Leonardo Da Vinci Street, 24th Floor
Tel Aviv, Israel 6473309
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Perion Network Ltd. (the “Registrant” or “Company”) hereby announces the results of the annual general meeting of shareholders held today (the “Meeting”). At the Meeting, the shareholders of the Company approved the five proposals, proposals Nos. 1 to 5, for which the board of directors recommended a vote “for” and rejected proposal No. 6, for which the board of directors recommended a vote “against,”  in each case by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 13, 2025, as amended by a Report of Foreign Private Issuer on Form 6-K/A, furnished to the SEC on November 17, 2025.

26,112,713 ordinary shares, representing approximately 64% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Files Nos. 333-262260, 333-266928, 333-272972, 333-279055, 333-282649, 333-284011 and 333-287426).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: December 18, 2025